Six International Drive Rye Brook, NY 10573-1068	914 934 5200 914 934 0700 Fax

January 22, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jim B. Rosenberg

Re:	Universal American Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 9, 2006
File No. 001-08506

Dear Mr. Rosenberg:

Universal American Financial Corp. (the “Company”) is writing this letter in regard to the verbal comments from the Staff of the Securities and Exchange Commission (the “Commission”) received in a January 8, 2007 telephone call from Vanessa Robertson, Staff Accountant at the Commission, as a follow up to the Company’s November 14, 2006 response to comments set forth in a letter dated October 23, 2006, from Jim B. Rosenberg of the Commission to Richard A. Barasch., President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 filed on March 16, 2006 and the Company’s Form 10-Q for the Period Ended June 30, 2006 filed on August 9, 2006.

The Company spoke to Ms. Robertson on January 8, 2007, regarding three additional Staff comments.  The Company is working diligently to consider, and to prepare its responses to, the Staff’s comments.  However, due to schedule constraints, the Company is not able to respond within the ten (10) business days as indicated by Ms. Robertson.  Accordingly, the Company will respond to the Staff’s comments on or before February 6, 2007.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (914) 934-5200.

Thank you very much for your assistance.

Sincerely,

/s/ Lisa M. Spivack

Lisa M. Spivack
Senior Vice President and General Counsel